Mail Stop 3-09

							April 18, 2005


Steven C. Quay, M.D., Ph.D.
Chairman, Chief Executive Officer and President
Nastech Pharmaceutical Company Inc.
3450 Monte Villa Parkway
Bothell, Washington 98021

Re:	Nastech Pharmaceutical Company Inc.
	Preliminary Proxy Statement on Schedule 14A
	Filed on April 11, 2005
	File No. 0-13789

Dear Dr. Quay:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14A

Annual Meeting and Proxy Solicitation Information, page 1

1. If approval of any proposal is already assured, please so state and identify the proposal.


Proposal No. 1

Nominees, page 3

2. Please disclose Mr. Beese`s business experience and employment during the past five years, including the approximate dates when he held each position.

Proposal 4

General, page 17

3. We note the third and fifth sentences of this section, which read
as follows: "The proposed amendments are primarily `housekeeping` matters and are not intended to modify the rights of existing stockholders in any material respect. . . .  The proposed
amendment
is not intended to modify the rights of existing stockholders in any material respect." Please delete these sentences, as the changes to
Articles Sixth and Seventh, as well as the new Article Eighth since the corresponding bylaw was not previously enforceable, appear to be substantive changes.

Purpose and Effect of the Amendments in the Proposed Restated
Certificate, page 17

4. It appears that the current Article Fourth of your Certificate of
Incorporation is the version included in exhibits 3.5 and 3.9 of your
Form S-3 filed on September 30, 2004, the file number of which is 333-119429. Article Fourth of the proposed Restated Certificate of
Incorporation included as Annex B of your proxy statement differs substantially from exhibits 3.5 and 3.9, yet your proxy statement does not appear to discuss any of these differences other than the changes to section (c) of exhibit 3.5, which are explained by Proposal 3 in your proxy statement. Please add to the table on pages
18-19 of your proxy statement a discussion of the other changes to Article Fourth. Also, state the reasons for and the general effect of these changes, as required by Item 19 of Schedule 14A.

5. It appears that the current Article Sixth of your Certificate of
Incorporation is the version included in exhibit 3.1 of your Form
S-3
filed on September 30, 2004. In addition to the changes to the current Article Sixth that the proxy statement discusses, it appears you are also deleting the following words from Article Sixth: "to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchise of this Corporation." Please identify and discuss this deletion in the proxy statement. State the reasons for and the general effect of these changes.

6. In describing the changes to the current Article Sixth, you state you propose to delete the provisions defining shareholders` rights to inspect company records and the requisite vote for disposing of company assets because Delaware law adequately addresses these matters. Please describe Delaware law on these points, and explain whether and how the current certificate differs from Delaware law. Also, explain the company`s reasons for deciding to use the statutory standard rather than a standard defined in the certificate.

7. Please disclose the company`s reasons for proposing to enhance officers` and directors` rights to indemnification and advancement, as the new Article Sixth would do. Explain why the company desires to provide these individuals "the broadest available indemnification coverage."

8. Please disclose the reasons for and the general effect of not requiring a written ballot for the election of directors.

Proxy Card

9. We note that your proxy card grants discretionary authority to vote on other matters as may properly come before the meeting. Please make this discretionary authority a separate proposal that shareholders can vote on. Also, please note that such discretionary authority cannot be used to adjourn the meeting for the purpose of soliciting additional votes. If you anticipate that you may adjourn the meeting to solicit additional votes, revise to include a separate vote on this matter.

*	*	*

	As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Greg Belliston at (202) 824-5219 or me at
(202)
942-1840 with any questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director


cc:	Blake Hornick, Esq.
	Pryor Cashman Sherman & Flynn LLP
	410 Park Avenue
	New York, New York 10022
??

??

??

??

Steven C. Quay, M.D., Ph.D.
Nastech Pharmaceutical Company Inc.
April 18, 2005
Page 1